Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE REPORTS POSITIVE ID-TAG™ RESPIRATORY VIRAL PANEL
CLINICAL TRIAL RESULTS FROM NORTH AMERICAN CENTERS

- Multiplex molecular test performs on par with current gold standards while addressing unmet needs in diagnostic testing -

Toronto, Ontario, October 4, 2006 - Tm Bioscience Corporation (Toronto, Ontario; TSX: TMC), a leader in the commercial genetic testing market, today announced results from the North American arm of its clinical trial for the ID-Tag™ Respiratory Viral Panel (RVP), a proprietary, comprehensive test for the detection of the majority of strains and subtypes of respiratory viruses, including respiratory syncytial virus (RSV) A and B, influenza A (with subtyping) and influenza B.

Presented at the Planet xMAP conference held in Amsterdam, The Netherlands on October 3-4, the North American results show an overall 98.5 percent agreement between the ID-Tag™ RVP and the current standard for testing, Direct Fluorescent Antibody (DFA) combined with cell culture. This agreement is based on comparing 4,460 results generated from patient samples by the multiplexed RVP assay for which the presence or absence of a particular virus was established either by DFA or cell culture. Current DFA/culture algorithms used in routine diagnostic testing may take 2 to 10 days to generate a result for only a subset of the targets studied in this trial. The ID-Tag™ RVP assay provides a result in six hours.

Furthermore this study, which includes adult and pediatric patients who are either hospitalized, admitted to emergency departments or outpatients, demonstrates that the ID-Tag™ RVP is capable of detecting circulating viruses not generally tested for in routine DFA/culture algorithms.

“With its ability to rapidly detect multiple strains and subtypes simultaneously, ID-Tag™ RVP promises to meet a significant unmet need in the clinical diagnosis of respiratory viral infections. When a patient presents with symptoms of a respiratory infection, having a test that rapidly identifies the specific virus or rules out viral infection will greatly enhance infection control measures and facilitate treatment,” said Dr. Jeremy Bridge-Cook, Senior Vice-President, Corporate Development of Tm Bioscience .

“The results of the ID-Tag™ RVP clinical trial program, initiated earlier this year with leading institutions around the world in conjunction with our IUO release of the product, demonstrate the power of applying the Tm Bioscience genetic testing technology in the infectious disease arena,” said Greg Hines, President and CEO of Tm Bioscience. “We’re highly encouraged by the results that we’ve achieved, with the input and validation of our clinical partners, which show that we have reset the bar in viral infection management.”

Tm Bioscience is working closely with the U.S. FDA on the design of this study, which initially involved in the order of 1000 prospective patients and patient samples recruited and sourced from prominent centers in the U.S. and Canada. Early trial feedback required a performance enhancing design change for RSV detection. The analysis of trial results received from participating centers in North America on the enhanced test has identified the need for additional sites for the sampling of less common organisms and, in response to FDA requirements, further site-to-site comparability to accommodate the test enhancement. Recruitment and testing is expected to be completed at three participating trial sites in Europe in the month of October.

Tm Bioscience anticipates that the IVD version will be commercially available in Europe this quarter (CE marking), with commercial availability in North America shortly thereafter.

The ID-Tag™ Respiratory Viral Panel (RVP)
The ID-Tag™ RVP from Tm Bioscience is designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases.

The Company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States and CE marking in Europe, and is also working towards Health Canada approval.

In January 2006, Tm Bioscience made the ID-Tag™ RVP commercially available as an IUO (Investigational Use Only) device. Most recently, the Company has signed distribution agreements for ID-Tag™ RVP in the Netherlands, Scandinavia and Turkey. Tm anticipates securing additional distribution agreements for the product with the goal of making the test available globally.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacokinetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-ItTM Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts. In particular, statements about the timing of the anticipated launch of ID-Tag™ RVP, its expected role as a cornerstone diagnostic product and as a tool to manage pandemic threats and the expected regulatory status for ID-Tag™ RVP in both Europe and the United States, are or involve forward-looking information.

Forward-looking information is based on certain factors and assumptions. In particular, in making the statements in this press release, the Company has assumed that it will receive the necessary regulatory approvals in 2006 or early 2007. Such timing and approvals are predicated on the final data analyses from the clinical trial supporting the Company’s intended claims for IVD and CE mark as well as any other regulatory submission The Company has also assumed that it will be able to develop and manufacture sufficient quantities of its ID-Tag™ RVP and that market penetration of ID-Tag™ RVP will be such that it will serve a key role in the management and treatment of patients infected by respiratory viruses. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com. If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com

PR CONTACT:
Karl Schmieder
GCI Group
Tel.: 212 537-8047
Email: kschmieder@gcigroup.com